EXHIBIT 2.2

Amendment No. 1 to Acquisition Agreement

This Amendment No. 1 (the “Amendment”), is made and entered into as of July 7, 2017 by and among SINCERITY APPLIED MATERIALS HOLDINGS CORP. (formerly, Symbid Corp.), a Nevada corporation (“Parent”); SINCERITY AUSTRALIA PTY LTD., an Australia corporation (the “Company”) and the Zhang Family Trust (the “Company Shareholder”) in connection with that certain Acquisition Agreement, dated as of June 5, 2017, by and among Parent, Company and the Company Shareholder (the “Acquisition Agreement”). The Parent, Company and the Company Shareholder are sometimes referred to herein as the “Parties”, and each, a “Party”. Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms as set forth in the Acquisition Agreement.

WHEREAS, Section 8.9 of the Acquisition Agreement provides that the Acquisition Agreement may be amended by a written instrument signed by the parties thereto; and

WHEREAS, the Parties desire to amend the Acquisition Agreement pursuant to the terms set forth in this written Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Acquisition Agreement shall be amended pursuant to this Amendment as follows:

1. The number of Acquisition Shares to be issued to the Company Shareholder shall be 45,211,047 shares rather than 45,210,076 shares.

2. Immediately prior to the Effective Time, the number of shares of Parent Common Stock outstanding will be approximately 3,122,287 shares rather than approximately 3,122,259 shares.

3. Section 7.2 of the Acquisition Agreement shall be amended to read as follows:

“7.2  Termination for Failure to Close.  This Agreement shall automatically be terminated if the Closing Date shall not have occurred by July 21, 2017; provided, that the right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time.”

4. This Amendment shall be governed by and construed in accordance with the substantive laws of the State of New York, without giving effect to its conflict of law principles.

5. Except to the extent specifically stated in this Amendment, the Acquisition Agreement shall remain in full force and effect (including any Exhibits, Schedules or Annexes attached thereto or incorporated by reference therein, and any documents or obligations arising thereunder), and from and after the date hereof, the Acquisition Agreement shall be deemed to be the Acquisition Agreement as amended by this Amendment.

6. This Amendment may be executed by different parties on any number of counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same agreement.

7. This Amendment, together with the Acquisition Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous discussions, documents, agreements and prior course of dealing between the Parties with respect to such subject matter.

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed as of the date referenced above.

PARENT:
SINCERITY APPLIED MATERIALS HOLDINGS CORP.

By:/s/ Korstiaan Zandvliet
Name:  Korstiaan Zandvliet
Title:  Chief Executive Officer

COMPANY:
SINCERITY AUSTRALIA PTY LTD.

By:/s/ Zhang Yiwen
Name:  Zhang Yiwen
Title:  Chief Executive Officer

COMPANY SHAREHOLDER:
ZHANG FAMILY TRUST
MF & HP PTY LTD (TRUSTEE)

By:/s/ Yin Ting
Name:  Yin Ting

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